UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

or

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ________  to  ________.

COMMISSION FILE NUMBER:  0-51446

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

CONSOLIDATED COMMUNICATIONS, INC.  401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.

121 South 17th Street

Mattoon, Illinois 61938-3987

CONSOLIDATED COMMUNICATIONS, INC. 401(K) PLAN

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrators of the

Consolidated Communications, Inc. 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Consolidated Communications, Inc. 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes and schedule (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ WEST & COMPANY, LLC We have served as the Plan’s auditor since 1992.
Effingham, Illinois
June 21, 2019

Consolidated Communications, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
ASSETS

Investments at fair value:
Mutual funds	$137,505,697	$266,984,444
Common collective trust funds	183,707,926	76,418,815
Consolidated Communications, Inc. common stock	4,367,734	4,829,216
Total investments, at fair value	325,581,357	348,232,475

Receivables:
Participant contributions	-	297,507
Employer contributions	-	195,314
Notes receivable from participants	5,682,832	5,649,766
Receivable from merged plans	496,622,524	-
Total receivables	502,305,356	6,142,587

Net assets available for benefits	$827,886,713	$354,375,062

See accompanying notes to financial statements.

Consolidated Communications, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2018

Additions to net assets attributed to:
Investment income (loss):
Interest and dividend income	$6,695,054
Net depreciation in fair value of investments	(22,173,094)
Total investment loss, net	(15,478,040)

Interest income on notes receivable from participants	299,163

Contributions:
Participants	9,441,404
Employer	5,935,480
Rollovers	541,984
Total contributions	15,918,868

Total additions	739,991

Deductions from net assets attributed to:
Benefits paid to participants	23,742,604
Administrative expenses	108,260
Total deductions	23,850,864

Net decrease	(23,110,873)

Transfers from merged plans	496,622,524

Net assets available for benefits:
Beginning of year	354,375,062

End of year	$827,886,713

See accompanying notes to financial statements.

Consolidated Communications, Inc. 401(k) Plan
Notes to Financial Statements

1.	Description of the Plan

The following description of the Consolidated Communications, Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established January 1, 2003 and is a defined contribution plan with a 401(k) feature for eligible employees of Consolidated Communications Holdings, Inc. (the “Company”) and its subsidiaries.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

As discussed in Note 8, the FairPoint Communications Associates 401(k) Plan and the FairPoint Communications, Inc. Employees Savings Plan, which were previously sponsored by an acquired company, were merged with and into the Plan as of December 31, 2018.

Plan Administration

T. Rowe Price Trust Company is the trustee and custodian of the Plan.  The Plan is administered by the Company.

Eligibility

All qualifying employees of the Company and participating subsidiaries are immediately eligible to participate in the Plan upon hire.

Individuals who are not eligible to participate in the Plan include (a) leased employees, (b) union employees, unless covered by a collective bargaining agreement as identified in the Plan agreement, which provides for participation in the Plan, (c) nonresident aliens, (d) part time employees who work less than 1,000 hours in a plan year and (e) independent contractors.

Contributions

Each year, participants may contribute any whole percentage from 1% to 50% of pretax annual compensation as defined in the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  The Plan allows participants to designate contributions as Roth 401(k) contributions.  Participant contributions are subject to certain limitations set by the Internal Revenue Service (“IRS”).  Participants may also contribute amounts representing distributions from another qualified retirement plan or individual retirement account (rollover contributions).  Participants direct the investment of their contributions into various investment options offered by the Plan.  As of January 1, 2019, newly eligible employees are automatically enrolled in the Plan at a contribution rate of 3%, unless changed by the participant.  Participants may elect not to participate in the plan at any time.

The Company contributes an amount equal to 100% of each eligible participant’s elective contributions (including catch-up contributions) up to a maximum of 6% of a participant’s compensation contributed to the Plan.  For participants covered by a collective bargaining agreement, Company contributions are based on the agreements in place with the employee labor unions, up to a maximum of 6% of a participant’s compensation contributed to the Plan.  The Company’s matching contribution is invested as directed by the participant.

Consolidated Communications, Inc. 401(k) Plan
Notes to Financial Statements – Continued

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contribution and Plan earnings including administrative expenses.  Allocations are based on participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their and the Company’s contributions plus actual earnings thereon.  The Plan was amended effective May 9, 2017 to provide for immediate vesting in Company contributions for certain participants covered by a collective bargaining agreement whereas prior to the amendment these participants became fully vested in Company contributions after three years of service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Loan terms generally range from one to five years, but may extend up to ten years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at the prime interest rate (as defined in the Plan documents) plus one percentage point.  Participants may have only one loan outstanding at any given time, except for multiple loans which resulted from a merger of another plan into this Plan.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period of time not more than the participant’s assumed life expectancy (or the assumed life expectancies of the participant and his/her beneficiary), or in partial withdrawals.  For termination of service for other reasons, a participant may receive the value in his or her account as a lump sum distribution or in partial withdrawals.  An eligible rollover distribution is also permitted.  The Plan permits in-kind distributions of a participant’s investment in the Company’s common stock.  Distributions for the value of a participant’s account invested in the Company’s common stock can be distributed in the form of whole shares plus cash for any fractional shares or in cash as elected by the participant.

If the value of a participant’s vested interest is less than $1,000, a lump sum distribution will be made without regard to the consent of the participant within a reasonable time after termination of service.

Forfeited Accounts

Forfeited accounts may be used to reduce future employer contributions and to pay Plan administrative expenses.  At December 31, 2018 and 2017,  there were no accumulated forfeited nonvested accounts available for future use and there were no reductions to employer contributions from forfeited nonvested accounts in 2018.

Administrative Expenses and Participant Transaction Fees

Certain administrative expenses for maintaining the Plan are paid directly by the Company.  The Company also provides accounting and other administrative services for the Plan at no charge.  Expenses that are paid directly by the Company are excluded from these financial statements.  Investment fund administrative expenses and record keeping fees are paid by the Plan.  Expenses relating to specific participant transactions (i.e., loan fees, distribution fees, etc.) are deducted directly from the participant’s account.  Certain investment related expenses

Consolidated Communications, Inc. 401(k) Plan
Notes to Financial Statements – Continued

are included in net appreciation (depreciation) of fair value of investments.  The Company may utilize credits received under its service agreement with the Plan’s trustee to pay certain administrative expenses and any excess may be allocated to participant accounts at the discretion of the Plan’s fiduciary.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for additional discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when earned.  No allowance for credit losses has been recorded as of December 31, 2018 or 2017.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Benefit Payments

Benefits are recorded when paid.

Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2018-13 (“ASU 2018-13”), Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement.  ASU 2018-13 modifies the disclosure requirements of fair value measurements.   ASU 2018-13 is effective for reporting periods beginning after December 15, 2019.  Early adoption is permitted for either the entire standard or only the requirements that modify or eliminate the disclosure requirements, with certain requirements applied prospectively, and all other requirements applied retrospectively.  The Company is currently evaluating the impact of adopting this guidance on the Plan’s financial statements.

Consolidated Communications, Inc. 401(k) Plan
Notes to Financial Statements – Continued

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through the date of issuance.

On December 31, 2018, two other Company sponsored defined contribution plans were merged into this Plan.  In connection with the Plan mergers, the Plan was amended and restated effective January 1, 2019.  See Note 8 for additional discussion on the Plan mergers and restatement.

3.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2018 and 2017.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at quoted market prices, which represents the net asset values of the shares held by the Plan at year end.  The mutual funds held by the Plan are deemed to be actively traded.

Common collective trust funds:  Units in the fund are valued based on the net asset value of the funds, which is based on the fair value of the underlying investments held by the fund less its liabilities as reported by the issuer of the fund.  The net asset value is used as a practical expedient to estimate fair value.  This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value.  Participant transactions (purchases and sales) may occur daily.  Were the Plan to

Consolidated Communications, Inc. 401(k) Plan
Notes to Financial Statements – Continued

initiate a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018 and 2017:

	December 31, 2018
	Total	Level 1	Level 2	Level 3
Mutual funds	$137,505,697	$137,505,697	$-	$-
Common stock	4,367,734	4,367,734	-	-
Total investments in the fair value hierarchy	141,873,431	$141,873,431	$-	$-

Investments measured at net asset value: (1)
Common collective trust funds	183,707,926
Investments at fair value	$325,581,357

	December 31, 2017
	Total	Level 1	Level 2	Level 3
Mutual funds	$266,984,444	$266,984,444	$-	$-
Common stock	4,829,216	4,829,216	-	-
Total investments in the fair value hierarchy	271,813,660	$271,813,660	$-	$-

Investments measured at net asset value: (1)
Common collective trust funds	76,418,815
Investments at fair value	$348,232,475

(1)

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) have not been categorized in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

There were no significant transfers between level 1 and level 2 investments during the years ended December 31, 2018 and 2017.

Consolidated Communications, Inc. 401(k) Plan
Notes to Financial Statements – Continued

The following table summarizes investments for which the fair value is measured using the net asset value per share practical expedient as of December 31, 2018 and 2017.  There are no participant redemption restrictions for these investments.  The redemption notice period is applicable only to the Plan.

	Fair Value				Redemption
	December 31,		Unfunded	Redemption	Notice
Investment	2018	2017	Commitments	Frequency	Period
T. Rowe Price Stable Value Fund	$34,671,175	$34,415,129	$-	Daily	12 months
T. Rowe Price Growth Stock Trust B	$39,929,422	$-	$-	Daily	30 days
T. Rowe Price Growth Stock Trust D	$-	$42,003,686	$-	Daily	30 days
T. Rowe Price Retirement 2005 Trust Fund	$516,527	$-	$-	Daily	30 days
T. Rowe Price Retirement 2010 Trust Fund	$1,191,653	$-	$-	Daily	30 days
T. Rowe Price Retirement 2015 Trust Fund	$7,131,597	$-	$-	Daily	30 days
T. Rowe Price Retirement 2020 Trust Fund	$17,099,707	$-	$-	Daily	30 days
T. Rowe Price Retirement 2025 Trust Fund	$15,789,350	$-	$-	Daily	30 days
T. Rowe Price Retirement 2030 Trust Fund	$21,556,958	$-	$-	Daily	30 days
T. Rowe Price Retirement 2035 Trust Fund	$11,266,229	$-	$-	Daily	30 days
T. Rowe Price Retirement 2040 Trust Fund	$20,104,393	$-	$-	Daily	30 days
T. Rowe Price Retirement 2045 Trust Fund	$8,657,550	$-	$-	Daily	30 days
T. Rowe Price Retirement 2050 Trust Fund	$3,790,643	$-	$-	Daily	30 days
T. Rowe Price Retirement 2055 Trust Fund	$1,735,328	$-	$-	Daily	30 days
T. Rowe Price Retirement 2060 Trust Fund	$267,394	$-	$-	Daily	30 days

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

5.	Tax Status

The IRS has determined and informed Accudraft.com Inc., the Prototype Sponsor, by a letter dated March 31, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving this letter, the plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by a plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

6.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at

Consolidated Communications, Inc. 401(k) Plan
Notes to Financial Statements – Continued

least reasonably possible that changes in values of investment funds will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.	Related Party and Party-In-Interest Transactions

Certain plan investments are shares of common collective trusts and mutual funds managed by T. Rowe Price Trust Company, the trustee of the Plan.  The Plan also invests in the common stock of the Company.  These transactions qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists.  At December 31, 2018 and 2017, the Plan held 442,078 and 396,162 shares of Consolidated common stock with fair values of $4,367,734 and $4,829,216, respectively.  The Plan also transacts with certain parties who may perform services to the Plan.  Such parties qualify as parties-in-interest under ERISA.

8.	Plan Mergers

In connection with the Company’s acquisition of FairPoint Communications, Inc. (“FairPoint”) in July 2017, the FairPoint Communications Associates 401(k) Plan and the FairPoint Communications, Inc. Employees Savings Plan were merged into the Plan effective December 31, 2018.  At December 31, 2018, the net assets transferred to the Plan of $496,622,524 were in transit and included as a receivable from a merged plan in the statements of net assets available for benefits.  The plan assets were received by the Plan on January 2, 2019.   In connection with the mergers, the Plan was amended and restated effective January 1, 2019 to reflect the mergers and other changes to the terms and conditions of the Plan.

SUPPLEMENTAL SCHEDULE

Consolidated Communications, Inc. 401(k) Plan

EIN:  02-0636475 Plan Number:  002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2018

		(c)
		Description of Investment,
	(b)	Including Maturity Date, Rate of	(e)
	Identity of Issuer,	Interest, Collateral, Par	Current
(a)	Borrower, Lessor or Similar Party	or Maturity Value	Value

	Common Stock:
*	Consolidated Communications Holdings, Inc.	442,078 shares	$4,367,734
	Common Collective Trust Funds:
*	T. Rowe Price Growth Stock Trust B	1,270,828 shares	39,929,422
*	T. Rowe Price Retirement 2005 Trust Fund	35,870 shares	516,527
*	T. Rowe Price Retirement 2010 Trust Fund	79,603 shares	1,191,653
*	T. Rowe Price Retirement 2015 Trust Fund	449,376 shares	7,131,597
*	T. Rowe Price Retirement 2020 Trust Fund	1,022,710 shares	17,099,707
*	T. Rowe Price Retirement 2025 Trust Fund	902,249 shares	15,789,350
*	T. Rowe Price Retirement 2030 Trust Fund	1,184,448 shares	21,556,958
*	T. Rowe Price Retirement 2035 Trust Fund	602,472 shares	11,266,229
*	T. Rowe Price Retirement 2040 Trust Fund	1,056,458 shares	20,104,393
*	T. Rowe Price Retirement 2045 Trust Fund	454,465 shares	8,657,550
*	T. Rowe Price Retirement 2050 Trust Fund	199,088 shares	3,790,643
*	T. Rowe Price Retirement 2055 Trust Fund	91,141 shares	1,735,328
*	T. Rowe Price Retirement 2060 Trust Fund	21,954 shares	267,394
*	T. Rowe Price Stable Value Fund - N	34,671,175 shares	34,671,175
	Mutual Funds:
	Metropolitan West Total Return Bond I	1,466,495 shares	15,236,881
	Templeton Global Bond R6	193,258 shares	2,174,158
	American Funds American Mutual R6	544,881 shares	20,438,496
	American Funds EuroPac Grw R6	46 shares	2,091
	Janus Henderson Enterprise I	81,683 shares	8,994,900
	Northern Small Cap Value Fund	1,038 shares	18,723
	Oppenheimer Developing Markets Y	57,420 shares	2,158,424
	Overseas Stock Fund	1,459,023 shares	13,568,917
*	T. Rowe Price Government Money	4,832 shares	4,832
*	T. Rowe Price Mid Cap Value Fund I	170,874 shares	4,167,626
*	T. Rowe Price QM US SCG EQ Inv	161,012 shares	5,017,145
	Vanguard Institutional Index	226,285 shares	51,491,209
	Vanguard Small Cap Index Admiral	57,960 shares	3,664,795
	Vanguard Mid Cap Index Inst	137,421 shares	5,191,783
	Vanguard TTL Int Stock Ind Admiral	14,299 shares	362,757
	Westwood Small Cap Inst	362,470 shares	5,012,960

*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.67%; maturing January 2019 - June 2043	5,682,832

	Total		$331,264,189

*Represents a party-in-interest to the Plan as defined by ERISA.

Column (d), cost, has been omitted, as investments are all participant directed.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereto duly authorized.

Dated: June 21, 2019		CONSOLIDATED COMMUNICATIONS, INC. 401(k) PLAN, BY CONSOLIDATED COMMUNICATIONS HOLDINGS, INC., AS PLAN ADMINISTRATOR

	By:	/s/Steven L. Childers
Steven L. Childers
Chief Financial Officer
Consolidated Communications Holdings, Inc.